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To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
          Unit 4 of Yushe Power Plant Commenced Commercial Operation, Unit 1 of Qinbei Power Plant Completed 168 hours Full-load Trial Run


(Beijing, China, November 23, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announces that the 300MW coal-fired generating unit (Unit 4) of Yushe Power Plant, 60% equity interest owned by the Company's Shanxi Huaneng Yushe Power Co., Ltd., commenced commercial operation on November 12, 2004. In addition, the 600MW coal-fired generating unit (Unit 1) of Qinbei Power Plant, 55% equity interest owned by the Company's Henan Huaneng Qinbei Power Co., Ltd., completed the 168 hours full-load trial run on November 23, 2004.

Being the first 600MW domestic supercritical coal-fired generating unit in China, Unit 1 of Qinbei Power Plant is efficient and advanced in terms of technical indicator, generating energy-saved and environmental-friendly electricity. It signifies a new development phase for the country's electric power industry's technological standards and power generating equipment manufacturing capabilities.

As of todate, the Company's total generation capacity on an equity basis increased from 19,012MW to 19,522MW.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 19,522MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866 ii
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel:  (852) 2520 2201
Fax: (852) 2520 2241